UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

14th Floor – 1040 West Georgia Street

Vancouver, British Columbia, V6E 4H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K amends the Form 6-K originally furnished to the Securities and Exchange Commission on May 26, 2022 in order to add the section below entitled “Incorporation by Reference”.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-10 of Northern Dynasty Minerals Ltd. (File No. 333-238933), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated May 25, 2022: Northern Dynasty: Pebble Partnership reacts to U.S. Environmental Protection Agency’s announcement to pursue political pre-emptive veto again(1)

(1)	Attached as Exhibit 99.1 to the original Form 6-K

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD. (Registrant)

“Trevor Thomas”
Trevor Thomas Secretary and General Counsel

Date: May 31, 2022

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